# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: dMY Squared Technology Group, Inc., CIK 0001915380
CUSIP: 233276104
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1180 NORTH TOWN CENTER DRIVE SUITE 100, LAS VEGAS, Nevada (NV), 89144
Date of event which requires filing of this statement: 09/15/2025
Filed by CIK 0001785342
Persons authorized to receive notices and communications: Christina Hack, CFO, 165 Township Line Road, Suite 1200, Jenkintown, Pennsylvania (PA), 19046, (215) 277-3010

## Reporting persons
- National Philanthropic Trust (CIK 0001785342): type of reporting person: corporation (CO); citizenship or place of organization: Pennsylvania (PA); source of funds: other (OO); sole voting power 231,520; shared voting power 0; sole dispositive power 231,520; shared dispositive power 0; aggregate amount beneficially owned 231,520 (9% of the class)
  Comment: With respect to Row (4) above, see Item 3 below.
  
  With respect to Row (13) above, see Item 5 below for calculation of the percentage of Class A common stock.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: dMY Squared Technology Group, Inc.
Address of issuer's principal executive offices: 1180 NORTH TOWN CENTER DRIVE SUITE 100, LAS VEGAS, Nevada (NV), 89144

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by National Philanthropic Trust (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 165 Township Line Road, Suite 1200, Jenkintown, Pennsylvania 19046.
Present principal occupation or employment: The Reporting Person is a 501(c)(3) charitable organization that, along with its affiliates, accomplishes its and their charitable purposes through the encouragement and facilitation of charitable giving by receiving charitable contributions, by providing support and assistance to encourage charitable contributions, and by making grants for purposes in Section 501(c)(3) of the Internal Revenue Code. The Reporting Person is a sponsoring organization of donor-advised funds.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a Pennsylvania non-profit, non-stock corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Prior to the date of the donation of the 231,520 shares of Class A common stock of dMY Squared Technology Group, Inc., a Massachusetts corporation (the "Issuer"), to the Reporting Person disclosed herein, the Reporting Person understands that Niccolo de Masi (the "Donor") received 231,520 shares of the Issuer's Class B common stock as a distribution or other transfer from dMY Squared Sponsor, LLC, of which the Reporting Person understands the Donor to be a member. Subsequently, the Reporting Person understands that the Donor optionally converted (or caused to be optionally converted) such shares of Class B common stock into shares of the Issuer's Class A common stock on a one-for-one basis, resulting in 231,520 shares of the Issuer's Class A common stock being held by the Donor immediately after such conversion (such conversion, the "Donated Shares Conversion"). Thereafter, the Reporting Person received a donation of such 231,520 shares of the Issuer's Class A common stock (the "Donated Shares") as a gift from the Donor for no consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
As described above, the Reporting Person received the Donated Shares as a donation in furtherance of the Reporting Person's charitable purpose.

The Reporting Person is a party to and subject to: (i) that certain Sponsor Support Agreement (the "Sponsor Support Agreement"), dated as of September 9, 2025, by and among the Issuer, dMY Squared Sponsor, LLC, Rose Holdco Pte. Ltd., Horizon Quantum Computing Pte. Ltd., and certain other shareholders of the Issuer (a copy of which was filed by the Issuer as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on September 9, 2025 (the "Issuer September 9, 2025 Current Report on Form 8-K")), that relates to the business combination (the "Business Combination") described in the Issuer September 9, 2025 Current Report on Form 8-K; and (ii) certain provisions of that certain Insider Letter (the "Insider Letter"), dated as of October 4, 2022, by and among the Issuer, dMY Squared Sponsor, LLC, and the other parties thereto (a copy of which was filed by the Issuer as Exhibit 10.5 to the Issuer's Current Report on Form 8-K, filed with the SEC on October 4, 2022).

At the closing of the Business Combination, the Reporting Person anticipates entering into and becoming a party to: (i) that certain Lock-Up Agreement (the "Lock-Up Agreement") (a copy of the form of which was filed by the Issuer as Exhibit 10.3 to the Issuer September 9, 2025 Current Report on Form 8-K), pursuant to which the Reporting Person will be prohibited from making certain transfers of the Donated Shares after the closing of the Business Combination for the period of time specified therein; and (ii) that certain Registration Rights Agreement (the "Registration Rights Agreement") (a copy of the form of which was filed by the Issuer as Exhibit 10.4 to the Issuer September 9, 2025 Current Report on Form 8-K), which pertains, inter alia, to the transfer of the Donated Shares.

After the closing of the Business Combination and the expiration or termination of the transfer restrictions to which the Reporting Person is subject pursuant, inter alia, to the Insider Letter and the Lock-Up Agreement, the Reporting Person anticipates selling the Donated Shares in an orderly manner (which may include sales pursuant to a resale registration statement filed by the Issuer pursuant to the Registration Rights Agreement), but has not yet determined the quantity of Donated Shares to be sold or the time period in which such sales may occur.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7-13 of the cover page to this Schedule 13D are incorporated herein by reference. The percentages in Item 13 of the cover page to this Schedule 13D are based on 2,570,106 shares of Class A common stock issued and outstanding, composed of (i) 2,338,586 shares of Class A common stock issued and outstanding (as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed by the Issuer with the SEC on August 27, 2025) plus (ii) the additional 231,520 shares of Class A common stock described in the Donated Shares Conversion.
Number of shares as to which each person has sole or shared power to vote or dispose: The response to Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, there have been no transactions effected by the Reporting Person with respect to the Issuer's Class A common stock that were effected during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As described in Item 4 above, the Reporting Person: (i) is a party to and subject to the Sponsor Support Agreement, which contains, inter alia, certain provisions concerning transfers and voting of the Donated Shares; (ii) is a party to and subject to certain provisions of the Insider Letter, including provisions concerning transfers and voting of the Donated Shares; (iii) anticipates becoming a party to the Lock-Up Agreement at the closing of the Business Combination; and (iv) anticipates becoming a party to the Registration Rights Agreement at the closing of the Business Combination.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Sponsor Support Agreement, dated as of September 9, 2025, by and among the Issuer, dMY Squared Sponsor, LLC, Rose Holdco Pte. Ltd., Horizon Quantum Computing Pte. Ltd., and certain other shareholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on September 9, 2025).

Exhibit 2 - Letter Agreement, dated October 4, 2022, by and among the Issuer, dMY Squared Sponsor, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K, filed with the SEC on October 4, 2022).

Exhibit 3 - Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K, filed with the SEC on September 9, 2025).

Exhibit 3 - Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K, filed with the SEC on September 9, 2025).

## Signatures
- National Philanthropic Trust: /s/ Christina Hack, Christina Hack, Chief Financial Officer (09/19/2025)